Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V83819 - TBD CHANSON INTERNATIONAL HOLDING B9 XINJIANG CHUANGBO ZHIGU INDUSTRIAL PARK NO. 100 GUANGYUAN ROAD, SHUIMOGOU DISTRICT URUMQI, XINJIANG, CHINA 830017 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11 : 59 p . m . Eastern Time the day before the cut - off date or meeting date . Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form . During The Meeting - Go to www.virtualshareholdermeeting.com/CHSN2026 You may attend the meeting via the Internet and vote during the meeting . Have the information that is printed in the box marked by the arrow available and follow the instructions . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions up until 11 : 59 p . m . Eastern Time the day before the cut - off date or meeting date . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 . 1. 2. 4. 5. Amended and Restated Memorandum of Association (Share Capital Reduction and Reorganisation) It is resolved, as a special resolution that, subject to and immediately following the Share Capital Reduction and Reorganisation being effected, the Company adopt amended and restated memorandum of association, i n the form attached to the proxy notice as Exhibit B, in substitution for, and to the exclusion of, the Company's existing memorandum of association, to reflect the Share Capital Reduction and Reorganisation . Adjournment It is resolved, as an ordinary resolution, to adjourn the EGM to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals . 3. Share Capital Increase It is resolved, as an ordinary resolution, that the authorised share capital of the Company be increased from US $ 165 , 000 , 000 divided into 2 , 055 , 000 , 000 Class A ordinary shares of US $ 0 . 08 par value each and 7 , 500 , 000 Class B ordinary shares of US $ 0 . 08 par value each to US $ 330 , 000 , 000 divided into 4 , 110 , 000 , 000 Class A ordinary shares of US $ 0 . 08 par value each and 15 , 000 , 000 Class B ordinary shares of US $ 0 . 08 par value each (the "Share Capital Increase" ) . Amended and Restated Memorandum of Association (Share Capital Increase) It is resolved, as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached to the proxy notice as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase . Share Capital Reduction and Reorganisation It is resolved as a special resolution, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14 , 14 A and 14 B of the Companies Act (Revised) (the “ Companies Act ”) relating to share capital reductions being complied with, that (together, the “Share Capital Reduction and Reorganisation” ) : Share Capital Reduction a. the par value of each issued and outstanding Class A ordinary share of US $ 0 . 08 par value each and Class B ordinary share of US $ 0 . 08 par value each in the share capital of the Company be reduced to US $ 0 . 0001 by cancelling US $ 0 . 0799 of the paid - up capital on each of the issued and outstanding Class A ordinary shares of US $ 0 . 08 par value each and Class B ordinary shares of US $ 0 . 08 par value each (the “Share Capital Reduction” ) ; b. following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US $ 0 . 0001 ; c. the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time ; Share Capital Subdivision d. immediately following the Share Capital Reduction : (i) each authorised but unissued Class A ordinary share of US $ 0 . 08 par value each be subdivided into 800 Class A ordinary shares of US $ 0 . 0001 par value each ; and (ii) each authorised but unissued Class B ordinary share of US $ 0 . 08 par value each be subdivided into 800 Class B ordinary shares of US $ 0 . 0001 par value each, (the “Subdivision” ); Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorised officer. CHANSON INTERNATIONAL HOLDING The Board of Directors recommends you vote FOR the following proposals: NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Share Capital Cancellation e. immediately following the Subdivision, the authorised share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of US $ 0 . 0001 par value each and unissued Class B ordinary shares of US $ 0 . 0001 par value each that will result i n the Company having authorised share capital of US $ 412 , 500 divided into 4 , 110 , 000 , 000 Class A ordinary shares of US $ 0 . 0001 par value each and 15 , 000 , 000 Class B ordinary shares of US $ 0 . 0001 par value each (the “Cancellation”) ; and Authorised Share Capital Confirmation f. immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorised share capital of the Company shall be US $ 412 , 500 divided into 4 , 110 , 000 , 000 Class A ordinary shares of US $ 0 . 0001 par value each and 15 , 000 , 000 Class B ordinary shares of US $ 0 . 0001 par value each . O O O O O O For Against Abstain O O O For Against Abstain O O O O O O SCAN TO VIEW MATERIALS & VOTE ڀ

V83820 - TBD Important Notice Regarding the Availability of Proxy Materials for the EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS: The Notice and Proxy Statement is available at www.proxyvote.com. CONTINUED AND TO BE SIGNED ON REVERSE SIDE CHANSON INTERNATIONAL HOLDING EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS to be held on February 23, 2026, at 10:00 a.m., Eastern Time THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned shareholder of Chanson International Holding, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders (the “Meeting”) and the Proxy Statement, each dated February 2 , 2026 , and hereby appoints of or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on February 23 , 2026 , at 10 : 00 a . m . , Eastern Time, at B 9 Xinjiang Chuangbo Zhigu Industrial Park, No . 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017 , with the ability given to the shareholders to join virtually at www . virtualshareholdermeeting . com/CHSN 2026 , and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth herein as specified by the undersigned on the reverse . This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations .